NEWS RELEASE

PETROQUEST ENERGY ANNOUNCES EAST TEXAS JOINT VENTURE

LAFAYETTE, LA - November 10, 2016 - PetroQuest Energy, Inc. (NYSE: PQ) announced today that it has entered into East Texas joint venture agreements to develop the Cotton Valley formation with a group of investors (the “Partners”), whereby the Partners acquired an approximate 20% working interest in the Company’s 6,400 gross acre project area. The joint venture does not include existing vertical and horizontal producing wells within the defined project area.

The Partners will pay approximately $12 million in participation fees over the first 12 months of the program (subject to a one-time Partner election to continue participating in the program after the 7th well) to fund a portion of the Company’s development costs. In addition, the Partners will pay approximately 24% of the drilling and completion costs relative to their 20% working interest. The Company is evaluating interest from other potential partners that could increase the working interest sold by up to an additional 5% on the same terms as described above.

In addition to the Partners described above, the Company has an existing 5% working interest partner that will have the option to participate in up to the next eight wells drilled in the project area. This partner will pay 7% of the drilling and completion costs relative to its 5% working interest.

The first phase of the joint venture is focused on drilling up to forty-seven horizontal Cotton Valley wells with an expected average lateral length of approximately 5,600 feet. The Company recently executed a rig contract and expects to spud its first joint venture horizontal Cotton Valley well in December of 2016. Based on the existing partner participation described above, the Company expects to pay approximately 69% of the drilling and completion costs for a 75% working interest in the initial joint venture well. The Company expects to drill and complete 8-10 gross wells during 2017 under this joint venture.

Management’s Comment
“This Cotton Valley joint venture is an important step in our multi-year development plan for this top-tier North American gas asset,” said Charles T. Goodson, Chairman, Chief Executive Officer and President. “We expect that a continuous Cotton Valley drilling program will create significant value for our stakeholders and joint venture partners as we build upon our previous success in this trend.”

About the Company
PetroQuest Energy, Inc. is an independent energy company engaged in the exploration, development, acquisition and production of oil and natural gas reserves in Texas, Louisiana and the shallow waters of the Gulf of Mexico. PetroQuest's common stock trades on the New York Stock Exchange under the ticker PQ.

For further information, contact:	Matt Quantz, Manager - Corporate Communications
(337) 232-7028, www.petroquest.com

Forward-Looking Statements
This news release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical fact included in this news release are forward-looking statements. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, these statements are based upon assumptions and anticipated results that are subject to numerous uncertainties and risks. Actual results may vary significantly from those anticipated due to many factors, including the volatility of oil and natural gas prices and significantly depressed oil prices since the end of 2014; our indebtedness and the significant amount of cash required to service our indebtedness; our estimate of the sufficiency of our existing capital sources, including availability under our new multi-draw term loan facility; our ability to post additional collateral to satisfy our offshore decommissioning obligations; our ability to initiate and execute our Cotton Valley drilling program as planned; our ability to hedge future production to reduce our exposure to price volatility in the current commodity pricing market; ceiling test write-downs resulting, and that could result in the future, from lower oil and natural gas prices; our ability to raise additional capital to fund cash requirements for future operations; limits on our growth and our ability to finance our operations, fund our capital needs and respond to changing conditions imposed by our multidraw term loan facility and restrictive debt covenants; our ability to find, develop and produce oil and natural gas reserves that are economically recoverable and to replace reserves and sustain and/or increase production; approximately 50% of our production being exposed to the additional risk of severe weather, including hurricanes, tropical storms and flooding, and natural disasters; losses and liabilities from uninsured or underinsured drilling and operating activities; changes in laws and governmental regulations as they relate to our operations; the operating hazards attendant to the oil and gas business; the volatility of our stock price; and our ability to meet the continued listing standards of the New York Stock Exchange with respect to our common stock or to cure any deficiency with respect thereto. In particular, careful consideration should be given to cautionary statements made in the various reports the Company has filed with the SEC. The Company undertakes no duty to update or revise these forward-looking statements.

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